EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
THREE MONTHS ENDED JUNE 30, 2011

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited interim condensed consolidated financial statements of Eurasian Minerals Inc. (the “Company” or “Eurasian”) for the three months ended June 30, 2011 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company adopted IFRS on April 1, 2011 with a transition date of April 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 13 to these interim consolidated financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2011 prepared in accordance with Canadian GAAP, the related MD&A with reference to the reconciliation referred to above. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted. This MD&A has been prepared as of September 28, 2011. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the Company’s royalty and merchant banking division of EMX focuses on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current quarter highlights (including subsequent events up to September 15, 2011) included:

  The Company incurred $2,858,256 in expenditures on its exploration portfolio, and recovered $1,482,614 pursuant to its joint venture agreements.

  The signing of a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. that is focused on identifying and developing copper projects in the western United States.

  This year's 2,600 meter core drilling campaign at the Akarca project in Turkey, concluded in July, with final assays reported in an EMX news release dated September 1, 2011. The drill results included discovery holes at the Sarikaya and Percem Tepe prospects, and also further expanded gold-silver zones within the Arap Tepe and Central Target areas.

  The announcement of the 2011 drill program results from the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), reported drill results that include an intercept of 11.1 meters averaging 7.82% lead, 5.92% zinc, and 419.74 g/t silver, including a 2.0 meter sub-interval of 20% lead, 30% zinc and 1,230 g/t silver.

  The Company incurred a net loss for the quarter of $2,225,176 compared to a net loss of $2,474,937 in the previous comparative quarter.

EXPLORATION REVIEW

There were a number of accomplishments during the current quarter, including: continued success through drilling at the Akarca JV property, an expanded exploration effort in Haiti by partner Newmont to evaluate licenses in the portfolio and consolidate the JV’s land position, and the establishment of a partnership with Vale Exploration Canada Inc. focused on copper projects in the western United States. As well, ongoing exploration work advanced the programs in Sweden, Australia – Asia Pacific, and the Kyrgyz Republic.

EMX controls directly, through JV’s, and royalties,well over 100 properties globally. As a measure of the Company’s successful execution of the prospect generation business model, more than 70 of these properties are funded wholly, or with substantial contributions, from partner companies. As properties in the current portfolio are advanced, EMX continues to evaluate new early stage opportunities worldwide to fill the exploration pipeline.

TURKEY

EMX’s exploration portfolio in Turkey consists of 17 licenses principally located in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, epithermal precious metal, bedded copper-silver, and porphyry copper targets. Work during the quarter focused on diamond drilling at the Akarca gold-silver project and reconnaissance field checking of generative exploration targets. At the Balya royalty property, Dedeman continued intersecting lead-zinc-silver mineralization and expanding known zones of mineralization with their ongoing drill program.

Akarca
The Akarca joint venture project, located in Turkey’s western Anatolia region, is characterized by multiple prospects and ongoing discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface gold-silver mineralization is hosted within broad structural zones, and occurs as high-grade veins within lower grade, bulk tonnage targets. EMX is exploring the Akarca property in a JV with a wholly owned subsidiary of Centerra Gold Inc.

This year's 2,600 meter core drilling campaign concluded in July, with final assays reported in an EMX news release dated September 1, 2011. The drill results included discovery holes at the Sarikaya and Percem Tepe prospects, and also further expanded gold-silver zones within the Arap Tepe and Central Target areas.

  Sarikaya Tepe, located west of the Central Target area, is a broad, 700 by 75 meter zone of gold- silver mineralization, quartz veining and silicification, and IP-resistivity anomalies. Three core holes drilled in 2011 delineated approximately 200 meters of the Sarikaya tepe zones strike length at a drill spacing of 75-100 meters, and include a near surface intercept of 14.2 meters (8.5-11.4m true width) averaging 4.61g/t gold, and a deeper zone with an intercept of 67.9 meters (40.7-54.3m true width) averaging 1.35 g/t gold and 16.08 g/t silver.

  The Percem Tepe prospect,was initially delineated as an 800-meter long trend of oxide mineralization from surface exposed gold-silver zones, as well as concealed targets identified by IP-resistivity anomalies. The 2011 drilling consisted of four holes that intersected two sub-parallel zones located approximately 650 meters from each other along a northeast trend. Drill intercepts include 102.2 meters (75m true width) averaging 0.57 g/t gold and 5.50 g/t silver.

  Arap Tepe is a three by two kilometer, northwest trending corridor of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. This year's program followed-up on encouraging 2010 drill results, as well as testing other targets in the area. The intercepts from 2011 include 55 meters (43m true width) averaging 0.67 g/t gold and 2.44 g/t silver.

  The Fula Tepe and Kucukhugla Tepe prospects occur in the 2.1 by 2.2 kilometer Central Target area, along with the Hugla Tepe zone. At Fula Tepe, three holes drilled this year broadened the zone, and together with previous drilling delineate a 350 by 140 meter oxide gold-silver zone within an overall 900 by 200 meter target corridor. Recent drill intercepts include 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver. Three new holes at Kucukhugla Tepe filled in the zone along strike, and combined with earlier drilling define a broad, 100 meter wide corridor of mineralization. Drill intercepts include 36.5 meters (24-31m true width) averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade sub-interval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver.

Akarca's multiple gold-silver zones and exploration targets occur within a district-scale mineralized system, and have undergone only limited exploration to this point.

Balya
The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty at Balya, which was sold to property owner and operator, Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Dedeman's ongoing program is focused on further extending and in-fill drilling the Hastanetepe zone, with three rigs currently operating on the property. Recent results (see EMX news release dated August 11, 2011) include an intercept of 11.1 meters averaging 7.82% lead, 5.92% zinc, and 419.74 g/t silver. Dedeman continues reviewing the property’s potential as a small scale (i.e., on the order of 500 tonnes per day) underground mining operation.

Other Properties in Turkey
The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit with a NI 43-101 mineral gold resource and porphyry copper exploration potential at depth. EMX and JV partner Chesser are continuing discussions with a number of groups interested in developing the property. Elsewhere in the portfolio, properties such as the Trab-23 gold and Alankoy copper-gold projects have received interest from potential JV partners.

HAITI

An intense focus for joint venture partner Newmont Ventures Limited (“NEM” or “Newmont”) during the reporting period was the comprehensive field evaluation of all 27 EMX Prospecting Permits in preparation for submitting technical report compilations required by the government. Final results from this work are expected in the next reporting quarter. As well, the JV further refined the northern Haiti land position through a combination of adding new Prospecting Permits over favorable ground, while dropping land deemed to be of low exploration potential. On balance, the land holdings increased to over 3,000 square kilometers along Haiti's Massif du Nord mineral belt. Drill-ready projects in the portfolio awaiting finalization of the Mining Convention agreement with the government of Haiti include the Vert de Gris porphyry copper prospect, multiple prospects at the La Mine Designated Project, and the Savanne La Place epithermal gold prospect within the La Miel Designated Project.

Advanced negotiations were well underway with the previous government of Haiti on the terms for a Mining Convention agreement prior to the Presidential election earlier this year. Newmont and EMX are looking forward to re-engaging with the new government to complete the approval process as soon as possible. When finalized, the Mining Convention will allow the JV to evaluate priority targets with drilling, and ultimately develop projects all the way through the mining exploitation and final closure stages.

Northwest Haiti Designated Project (includes Vert de Gris prospect)
The Vert de Gris prospect in northwestern Haiti is characterized by porphyry-style alteration and copper mineralization, including a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The Vert de Gris channel sampling program was finished in June, with a year-to-date total of 826 samples and a project-to-date total of 2,045 samples. Ground geophysical survey work that started in April was also completed. Results from the channel sampling and geophysical work are being compiled.

Grand Bois Designated Project
The EMX-Newmont JV’s previous results at Gran Bois and surrounding target areas clearly established the project’s potential to develop a bulk mineable gold resource, as well as upside copper exploration potential. During the period, 4,078 ridge and spur samples were collected over 198 kilometers. Additionally, in June, 1,470 soil samples and 25 rock samples were collected, bringing the year-to-date total to 2,673 soil samples and 149 rock samples.

La Mine and La Miel Designated Projects
Drill-ready targets have been identified at both the La Mine and La Miel DPs. Earlier work by the EMX-Newmont JV resulted in the discovery of three high-grade copper-silver-gold prospects within the La Mine DP’s Treuil license area in western Haiti, named Champagne, Chardonnay, and Bordeaux. At the La Miel Designated Project’s Savane La Place prospect, the JV previously outlined strong epithermal alteration and gold-silver-copper mineralization, including trench results of 243 meters averaging 1.71 g/t gold.

North Central Haiti Designated Project
Preliminary assessment identified three gold-copper mineralized areas within a composite intrusion at the Morne Camdion target. Two of the mineralized areas are associated with airborne magnetic anomalies and the third with a silicified tectonic breccia. One rock-chip sample of the silicified breccia assayed 9.00 g/t gold, 58 g/t silver, 1.00% copper and 0.9% zinc.

Northeast Haiti Designated Project
Work was conducted on the Chevallier, Acul Samedy, and Mombin Crochu licenses. At Chevallier, a reconnaissance ridge and spur sampling program and five soil lines were completed with a total of 165 soil and 25 rock samples collected. The program was performed to follow-up on a cluster of BLEG gold anomalies. Reconnaissance soil and rock samples were taken at Acul Samedy, and ridge and spur soil samples were collected at the Mombin Crochu license.

AUSTRALIA - ASIA-PACIFIC

The Australia-Asia Pacific business unit focused on property-wide assessments of the Koonenberry gold project during the reporting period. The 2,200 square kilometer Koonenberry gold project, located in New South Wales, Australia, has the potential to host a district-scale discovery along 100 kilometers of prospective strike length. The Company’s objective at Koonenberry is to identify the bedrock source(s) of gold nuggets recovered from EMX's land position. EMX’s first rockchip samples from mineralized bedrock returned assays of 1.13 g/t, 4.07 g/t, and 8.71 g/t gold, but the vast majority of the property remains unexplored. EMX commenced a systematic property-wide evaluation earlier this year. Results from BLEG stream sediment sampling show strong gold anomalies in multiple drainages along the trend. The results from the project-wide exploration assessment are being used to select priority targets for follow-up.

Generative exploration assessments of early-stage business opportunities elsewhere in the region are ongoing.

EUROPE

EMX’s Swedish subsidiary has consolidated a property portfolio totaling 600 square kilometers of exploration permits hosting a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization. EMX’s work during the quarter concentrated on work under the Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. (“Antofagasta” or “AMSA”) that includes the Kiruna South Designated Project (“DP”) and regional exploration in Sweden.

Kiruna South Designated Project
The initial focus for the Kiruna South DP has been on the Sakkek and Pikkujärvi prospects. At Sakkek, EMX’s shallow, 1,727 meter geochemical sampling campaign through glacial till to the “top-of-bedrock” outlined anomalous copper geochemistry associated with quartz-sericite alteration, as well as a broad area of anomalism associated with magnetite-biotite alteration in the west. Competitive bids have been received from contractors for a follow-up diamond drill program slated for the 2011-2012 winter drilling season. At the Pikkujärvi IOCG property, follow-up on a zone of historic drill-defined copper and gold mineralization included helicopter supported field work that identified copper anomalies at the contact between intrusive granite and a greenstone sequence, southwest along strike from the Sierkavare copper deposit. Follow-up assessment is currently underway.

EMX-AMSA Regional Exploration
EMX’s work under the AMSA regional alliance resulted in the acquisition of the Sadjem exploration permit. Sadjem is located 10 to 15 kilometers southeast of the Aitik copper-gold mine, and includes the Sadjem copper occurrence. The style of mineralization, within a regional scale structural zone and relatively close to Aitik, is considered to be encouraging and warrants further fieldwork.

EMX Regional Exploration
EMX’s soil sampling program at the recently acquired Storåsen copper-gold-PGE property in central Sweden was initiated; results are pending. The Storåsen property is 100% EMX controlled, and outside of the JV with Antofagasta.

NORTH AMERICA

EMX continued to advance the property and royalty portfolio in North America through its wholly-owned subsidiary Bronco Creek Exploration (“BCE”). The BCE portfolio consists of 22 properties in the states of Arizona, Nevada, & Wyoming (14 copper porphyry & related targets and 8 gold properties). In April, the Company established a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), focused on identifying and developing copper projects in the western United States. Generative exploration related to the Vale Acquisition Agreement resulted in three new Arizona projects. In addition, Vale elected the Mesa Well copper property as the first Designated Project. Vale can earn an initial 60% DP interest by spending US$4.5M in exploration over a four year period. EMX and Vale are preparing for a September drill program at Mesa Well.

Elsewhere the Company continued with land acquisition, claim work, and field evaluation of properties in the portfolio. BCE also concluded a debt settlement with GeoMinerals for ~2.25M shares of GeoMinerals stock and an amendment to the Silver Bell West agreement.

KYRGYZ REPUBLIC & CENTRAL ASIA

EMX has two exploration properties in the Kyrgyz Republic, with the Gezart license located in the Southern Tien Shan mineral belt, and the Suchodol license occurring in the northern part of the country. The Gezart property hosts multiple styles of gold mineralization developed over an extensive area. Efforts to sell or form a partnership for the Gezart license are ongoing. There are minimal work requirements for the rest of 2011. EMX continues to review business opportunities in other Central Asian countries.

RESULTS OF OPERATIONS

Three months ended June 30, 2011

The net loss for the period was $2,225,176 compared to $2,474,937 for the prior year’s comparative period. This loss was made up of $1,375,642 in net exploration expenditures, $995,573 in general and administrative expenses, and other income totaling $146,039. Some of the factors of note are as follows:

  Net exploration expenditures increased by $398,094 primarily due to new and increased activities in Sweden, Asia Pacific, and the US.
  Stock based compensation decreased by $1,100,807, as there were no stock options granted in the current period, and the company’s global annual stock option grant was made in the comparative period. An expense of $191,091 associated with the accrual for future bonus share issuances was incurred this quarter.
  Professional fees increased by $22,449 to $106,256 due to increased legal costs associated with the Company’s strategic business development and due diligence.
  The Company had a small loss on the sale of some of its marketable securities of $6,388 during the quarter, compared to a $643,467 gain during the prior comparative quarter as selling activity of the company’s investment in marketable securities was substantially larger in the prior year.
  Interest income of $148,221 comprises interest on cash held with banking institutions, and is higher than $26,146 of interest for the comparative quarter due to a substantially increased treasury.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2011 was $46,293,234 compared with $48,147,943 at March 31, 2011. The decrease in working capital of $1,854,709 from March 31, 2011 was due primarily to its loss from operations offset by funds received on exercise of stock options. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

	June 30	March 31	Dec. 31	Sep. 30
Quarter Ended	2011 (IFRS)	2011	2010	2010
Exploration expenditures	$2,858,256	$3,189,698	$3,054,611	$2,544,253
Exploration recoveries	(1,482,614)	(1,469,725)	(1,478,428)	(2,062,189)
Stock-based compensation	191,091	601,867	354,416	571,103
Net loss for the period	(2,270,923)	(3,049,507)	(2,310,223)	(1,706,861)
Basic net loss per share	(0.05)	(0.08)	(0.06)	(0.04)
Diluted net loss per share	(0.05)	(0.08)	(0.06)	(0.04)

	June 30	Mar. 31	Dec. 31	Sep. 30
Quarter Ended	2010 (IFRS)	2010	2009	2009
Exploration expenditures	$2,152,620	$1,430,990	$1,982,527	$2,250,188
Exploration recoveries	(1,175,072)	(952,897)	(1,175,442)	(1,775,736)
Stock-based compensation	1,291,898	172,599	13,599	15,937
Net loss for the period	(2,474,935)	(460,735)	(1,728,520)	(846,318)
Basic net loss per share	(0.07)	(0.02)	(0.06)	(0.03)
Diluted net loss per share	(0.07)	(0.02)	(0.06)	(0.03)

CRITICAL ACCOUNTING ESTIMATES

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities and disclosure of contingent assets or liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

iii) The determination of future income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements, under which the Company may receive shares as payment, require the Company to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the three months ended June 30,		Termination	Share-based
2011	Salary or Fees	Benefits	Payments	Total
David M. Cole, President & CEO	$85,750	$-	$45,863	$131,613
M. Stephen Enders, Executive
Chairman	48,336		42,016	90,352

	$134,086	$-	$87,879	$221,965

For the three months ended June		Termination	Share-based
30, 2010	Salary or Fees	Benefits	Payments	Total
David M. Cole, President & CEO	$73,319	$-	$45,863	$119,182
M. Stephen Enders, Executive
Chairman	25,867		42,016	67,883

	$99,186	$-	$87,879	$187,065

Related party assets and liabilities	Service or item	June 30, 2011	March 31, 2011	April 1, 2010
Amounts due to:
David M. Cole, President & CEO	Expense reimbursement	$26,128	$24,849	$66,001

Seabord Services Corp., (“Seabord”) is a management services company controlled by a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer is an employee of Seabord and is not paid directly by Eurasian.

NEW ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The Company has prepared its June 30, 2011 interim consolidated financial statements in accordance with IFRS including, IFRS 1 First Time Adoption of International Reporting Standards, and IFRS 34 Interim Financial Reporting Standards.

In preparing the interim consolidated financial statements for the period ended June 30, 2011, the Company adjusted amounts reported previously in the financial statements that were prepared in accordance with Canadian GAAP. Please see Note 2 to the interim consolidated financial statements as at June 30, 2011 for the Company’s Accounting Policies under IFRS and Note 14 for a reconciliation of how the transition from GAAP to IFRS has affected the Company’s financial position as at April 1, 2010 (transition date).

Guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company elected to take the following IFRS 1 optional exemptions:

i.	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

ii.	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

iii.

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

The Company applied the following mandatory exception:

Estimates

Hindsight is not used to create or revise estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

The following is a discussion of the significant items and impact of transition to IFRS included in the interim consolidated financial statements as at June 30, 2011.

Exploration and Evaluation Assets and Deferred Taxes

For the years ended March 31, 2010 and 2011, Under Canadian GAAP, the Company recognized future income tax liabilities (the fair value of the asset exceeded its tax basis) and a corresponding increase in book value of the related exploration and evaluation asset for temporary differences arising on the initial recognition of the Bronco Creek Exploration Inc and Phelps Dodge Exploration Sweden AB property interests for transactions which were not considered business combinations. IAS 12 Income Taxes, does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform with IFRS, the Company reversed these previously booked liabilities and their related future income tax recoveries resulting from an increase in the asset tax basis from expenditure incurred.

Share Based Payments

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to share purchase options granted to employees at the fair value of the share purchase options on the date of grant and to recognize such expense over the vesting period of the options. However, for share purchase options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured.

Prior to April 1, 2010, the Company used the straight-line method of calculating vested options. The fair value of stock-based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Effective February 1, 2010, the Company changed from the straight-line method to the graded-vesting method.

Under IFRS – each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Prior to April 1, 2010, forfeitures of awards were recognized as they occurred. Under IFRS, forfeiture estimates are recognized on the grant date and revised for actual experiences in subsequent periods.

The adjustments were calculated only for unvested share purchase options issued and outstanding as of and after the transition date. At transition date all options were fully vested

The following is a comparison of selected financial information under IFRS and Canadian GAAP

	June 30, 2011		March 31, 2011		April 1, 2010
	IFRS	cGAAP[1]	IFRS	cGAAP	IFRS	cGAAP
Mineral Properties	$6,400,378		$6,253,850	$9,693,830	$6,840,456	$10,109,487

Future Income Tax Liability	-		-	2,534,458	-	3,131,547

Deficit	$27,573,674		$25,348,498	$24,442,976	$15,038,932	$14,904,448

1 Canadian GAAP not permitted for the period ending June 30, 2011 and therefore, balances have not been determined.

On January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information the effective transition date is April 1, 2010. The three months ended June 30, 2011 is Eurasian’s first reporting period under IFRS. Notes 2 and 14 to the condensed consolidated interim financial statements provide more detail on the significant Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards and optional exemptions for significant or potentially significant issues that have an impact on the Company’s financial statements on transition to IFRS.

Future Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Accounting Standards Issued and Effective January 1, 2012

IAS 12 - Income Taxes (Amended) (“IAS 12”), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value.

IFRS 7 - Financial instruments: Disclosures (Amended) require additional disclosures on transferred financial assets.

Accounting Standards Issued and Effective January 1, 2013

IFRS 9 - Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

  requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;
  defines the principle of control, and establishes control as the basis for consolidation;
  sets out how to apply the principle of control to identify whether an investor controls an investee, and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 11 - Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12 - Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 - Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

IAS 27 - Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28 - Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

RISKS AND UNCERTAINTIES

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Country and Political Risk

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

SUBSEQUENT EVENTS

  The Company issued an aggregate of 19,981 common shares pursuant to a property acquisition agreements.

  The Company issued 10,000 common shares on exercise of stock options.

  The Company issued 113,000 common shares to seven consultants of the Company pursuant to bonus share grants previously announced and approved.

  The Company granted an aggregate of 1,306,000 incentive stock options, exercisable at a price of $2.80 per share for a period of five years, to officers, directors, employees and consultants of the Company.

  The Company granted an aggregate of 457,500 common shares as a bonus to twenty officers, directors, employees and consultants, subject to TSX Venture Exchange approval.

OUTSTANDING SHARE DATA

At September 27, 2011 the Company had 51,536,620 common shares issued and outstanding. There were also 4,082,867 stock options outstanding with expiry dates ranging from October 1, 2011 to August 29, 2016 and 13,457,629 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.